Exhibit 99.(a)(19)
THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.
If you have sold or otherwise transferred all of your CAT Shares (other than pursuant to the Offer), please send this letter and the accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents must not be forwarded or transmitted in or into any jurisdiction where to do so would constitute a violation of the relevant laws in that jurisdiction.
This letter has not been approved, disapproved or otherwise recommended by any US federal or state securities commission, including the SEC, nor have any such authorities confirmed the accuracy or determined the adequacy of this letter. Any representation to the contrary is a criminal offence in the United States.
Definitions set out in the offer document dated 23 May 2006 (the “Offer Document”) apply to this letter unless the context otherwise requires.
IF YOU HAVE RECENTLY ACCEPTED THE OFFER, PLEASE IGNORE THIS LETTER AND THE ENCLOSED NOTICE.

7 July 2006
To CAT Shareholders who have not accepted the Offer
Dear CAT Shareholder
Recommended offer by AstraZeneca UK Limited for Cambridge Antibody Technology Group plc
The Offer by AstraZeneca to acquire the entire issued and to be issued ordinary share capital of CAT not already owned by AstraZeneca, as contained in the Offer Document, was declared unconditional in all respects on 22 June 2006. Valid acceptances of the Offer have now been received in respect of not less than 90 per cent. of the CAT Shares to which the Offer relates and not less than 90 per cent. of the voting rights carried by CAT Shares to which the Offer relates. This entitles AstraZeneca to acquire compulsorily, under Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006, all outstanding CAT Shares to which the Offer relates.
According to the records of Lloyds TSB Registrars, you have not accepted the Offer. Accordingly, we now enclose a statutory notice advising you that AstraZeneca now intends to exercise its right to acquire the CAT Shares held by you.
The Offer remains open for acceptance. If you accept the Offer you may receive the consideration due to you sooner than if AstraZeneca acquires your CAT Shares compulsorily as described in this letter.
To accept the Offer you should complete the enclosed Form of Acceptance in accordance with the instructions printed on it (but disregarding references to the date by which the form needs to be received), and return it, together with your CAT share certificate(s) (if relevant), to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only to Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London EC4R 0AX. A pre-paid envelope is enclosed for this purpose. The consideration due to you will be sent within 14 days after receipt of these documents duly completed.

AstraZeneca UK Limited 15 Stanhope Gate London W1K 1LN	Tel: +44 20 7304 5000 Fax: +44 20 7304 5151 www.astrazeneca.com	AstraZeneca UK Limited is a subsidiary of AstraZeneca PLC Registered in England No. 03674842 Registered Office 15 Stanhope Gate, London W1K 1LN

The Offer Document contains details of the Loan Note Alternative offered to CAT Shareholders (other than CAT Shareholders in any of the United States, Canada, Australia or Japan or any other Loan Note Restricted Jurisdiction). The Loan Note Alternative remains available on the terms described in the Offer Document and the enclosed notice.
If your CAT Shares are held in uncertificated form, please refer to the Offer Document for the CREST procedure which must be followed in order to accept the Offer.
If you do not accept the Offer within 6 weeks from the date of this letter, the CAT Shares which you hold will, unless you apply to the court and the court otherwise orders, be compulsorily acquired by AstraZeneca on the terms set out on the enclosed notice. The consideration due to you will be paid to CAT, to be held in trust for you. It will be paid to you upon application to CAT, accompanied by your CAT share certificate.
If you require a copy of the Offer Document, or if you have any queries regarding this letter or the enclosed notice, please contact Lloyds TSB Registrars at the address given above or by telephone on 0870 609 2158 (or +44 1903 276 342 if telephoning from outside the UK).

Yours faithfully

For AstraZeneca UK Limited

Graeme Musker Secretary

In the United States, AstraZeneca has filed a Tender Offer Statement containing the Offer Document and other related documentation with the SEC on Schedule TO and CAT has filed a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents filed by AstraZeneca or CAT in connection with this Offer are available on the SEC’s website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document have been made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms as they contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement as they contain important information.
The Loan Notes which will be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States or any other Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of any other Loan Note Restricted Jurisdiction.
Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for AstraZeneca and no one else in connection with the Offer and will not be responsible to any person other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in relation to the Offer.
The AstraZeneca Directors and the AstraZeneca PLC Directors accept responsibility for the information contained in this letter. To the best of the knowledge and belief of such directors (who have taken all reasonable care to ensure that such is the case) the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.